# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MoonLake Immunotherapeutics, CIK 0001821586
CUSIP: 61559X104
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Dorfstrasse 29, Zug, Switzerland (V8), 6300
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-24-000649
Filed by CIK 0001599214

## Reporting persons
- Chen Bihua: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,994,173; sole dispositive power 0; shared dispositive power 1,994,173; aggregate amount beneficially owned 1,994,173 (3.14% of the class)

## Item 1. Issuer
Name of issuer: MoonLake Immunotherapeutics
Address of issuer's principal executive offices: Dorfstrasse 29, Zug, Switzerland, 6300

## Item 2. Person Filing
Name of person filing:
Bihua Chen

This statement is filed by Bihua Chen, with respect to the shares held for the benefit of investment funds for which Cormorant Asset Management, LP serves as the investment manager. Bihua Chen serves as the general partner of Cormorant Asset Management, LP. The foregoing person is hereinafter referred to as the "Reporting Person." The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares reported herein.
Address of principal business office or, if none, residence:
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,994,173
Percent of class: 3.14%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,994,173
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,994,173

The percentages reported herein with respect to the Reporting Person's holdings are calculated based upon a statement in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, as filed with the Securities and Exchange Commission on August 5, 2025, that there were 63,501,402 Class A Ordinary Shares of the Issuer outstanding as of August 1, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Chen Bihua: /s/ Bihua Chen, Chen Bihua (10/01/2025)